Welsbach Technology Metals Acquisition Corp.

160 S Craig Place

Lombard, Illinois 60148

December 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C., 20549

Attention: Mr. Chen

Re:	Welsbach Technology Metals Acquisition Corp.
Registration Statement on Form S-1
Filed December 2, 2021, as amended
File No. 333-261467

Dear Mr. Chen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Welsbach Technology Metals Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Monday, December 20, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Daniel Mamadou
Daniel Mamadou
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Hunter Taubman Fischer & Li LLC